Exhibit 99.1

News Release

Suncor Energy to release third quarter 2025 financial results

Calgary, Alberta (October 21, 2025) – Suncor Energy (TSX: SU) (NYSE: SU) will release its third quarter financial results on November 4, 2025 before 5:00 p.m. MT (7:00 p.m. ET).

A webcast to review the third quarter will be held on November 5, 2025 at 7:30 a.m. MT (9:30 a.m. ET). A question and answer period with analysts will follow brief remarks from management.

To listen to the webcast please follow the instructions provided at https://www.suncor.com/en-ca/investors/events-and-presentations. The event will be archived for 90 days.

Suncor Energy is Canada's leading integrated energy company. Suncor's operations include oil sands development, production and upgrading; offshore oil production; petroleum refining in Canada and the U.S.; and the company’s Petro-CanadaTM retail and wholesale distribution networks (including Canada’s Electric HighwayTM, a coast-to-coast network of fast-charging EV stations). Suncor is developing petroleum resources while advancing the transition to a lower-emissions future through investments in lower emissions intensity power, renewable feedstock fuels and projects targeting emissions intensity. Suncor also conducts energy trading activities focused primarily on the marketing and trading of crude oil, natural gas, byproducts, refined products and power. Suncor's common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor, visit our website at suncor.com.

Media inquiries:

(833) 296-4570

media@suncor.com

Investor inquiries:

invest@suncor.com

Suncor Energy
150 6 Avenue S.W. Calgary, Alberta T2P 3E3
suncor.com